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VIA EDGAR AND HAND DELIVERY
File No. 054663-0010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                                         Angela Connell, Accounting Branch Chief — Office of Healthcare and Insurance

Abe Friedman, Staff Accountant

Re:                             Corvus Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed on March 1, 2018
File No. 001-37719

Ladies and Gentlemen:

We are in receipt of the letter dated August 1, 2018 to Leiv Lea, Chief Financial Officer of Corvus Pharmaceuticals, Inc. (the “Company” or “Corvus”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.  Set forth below are the Company’s response to the comment set forth in the Staff’s letter.  To assist in your review of our response, we have set forth below in full the comment contained in the letter, together with our response.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 121

It appears that your annual report for the fiscal year ended December 31, 2017 represents your second annual report since your Form S-1 went effective. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please file a full amendment to your Form 10-K to include management’s report on internal control over financial reporting, including management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2017, as required by Item 308(a) of Regulation S-K. In addition, please

August 17, 2018

consider whether management´s failure to provide the required report impacts your disclosure controls and procedures conclusion as of the end of the period.  Together with your amended filing, please include all required certifications that are dated as of the date you file your amendment.

Response:                                         The Company acknowledges the Staff’s comment and has revised its disclosure in its Amendment No. 1 to the Form 10-K for fiscal year ended December 31, 2017 (the “Amendment”) to include Management’s Report on Internal Control Over Financial Reporting in Item 9A, Controls and Procedures, in accordance with Item 308 of Regulation S-K.  Additionally, the Company has refiled the Section 302 and Section 906 officer certifications dated as of the date of the Amendment.  In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the Amendment includes the entirety of Item 9.  The Company respectfully advises the Staff that it does not believe a full amendment of the Form 10-K for fiscal year ended December 31, 2017 should be required, as the Company is not required to include an attestation report of the Company’s registered public accounting firm due to its status as an Emerging Growth Company, and therefore does not believe inclusion of its financial statements for the period in the Amendment to be necessary.

The Company respectfully advises the Staff that it has considered whether management’s failure to provide the required report impacts managements disclosure controls and procedures conclusion as of December 31, 2017, and has concluded that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their control objectives as of such date and that its disclosure controls and procedures were effective at the reasonable assurance level as of such date.  While the required report was omitted from the Company’s Form 10-K for fiscal year ended December 31, 2017, and therefore was not reviewed by senior management, and the language from the Company’s 10-K for the year ended December 31, 2016 indicating no management report is required was retained, the Company respectfully advises the Staff that its management had completed the required assessment of internal control over financial reporting at the time of filing of the Form 10-K and had included certifications with respect to the Company’s internal control over financial reporting in the Section 302 officer certifications filed with the Form 10-K.  The Company’s management believes such mistakes were due to the inherent limitations of control systems and that no changes to the design of the Company’s disclosure controls and procedures are necessary to provide management with reasonable assurance of achieving their control objectives. However, the Company’s management has made certain minor changes to strengthen the Company’s disclosure controls and procedures for future periods.

* * *

August 17, 2018

We hope the foregoing answers are responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3063 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings, Esq.
of LATHAM & WATKINS LLP

cc:                                Richard A. Miller, Corvus Pharmaceuticals, Inc.

Leiv Lea, Corvus Pharmaceuticals, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP